EXHIBIT 4.1

Description of Securities Registered
Pursuant to Section 12 of the Securities Exchange Act of 1934
As used below, the terms “Corporation,” the “Company,” “we,” “us,” and “our” refer to ZAGG Inc. We have one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share (the “common stock”).
General
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws, amended through July 18, 2016 (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware General Corporation Law for additional information.
Common Stock
Authorized Shares. Our authorized shares of stock of the Corporation consists of 100,000,000 shares of common stock, $0.001 par value per share.
Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights.
Dividend Rights. Holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, in its discretion, out of funds legally available for the payment of dividends.
Liquidation Rights. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably the net assets of our company available after the payment of all debts and other liabilities.
Other Rights and Preferences. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Holders of common stock may act by written consent holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Empire Stock Transfer, Inc., 1859 Whitney Mesa Drive, Henderson, Nevada 89014. Its telephone number is 1-702-818-5898.
Listing. Our common stock is traded on The Nasdaq Global Select Market under the trading symbol “ZAGG”.
Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law
Some provisions of Delaware law, the Certificate of Incorporation and Bylaws could make the following more difficult:
•acquisition of the Company by means of a tender offer,
•acquisition of the Company by means of a proxy contest or otherwise, or
•removal of the Company’s incumbent officers and directors
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Vacancies. The Bylaws provide that the Board will have a minimum of three and a maximum of thirteen members, as fixed from time to time by the Board. In contested elections of directors, directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of common stock entitled to vote in the election. In uncontested director elections, any incumbent director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election shall immediately tender his or her resignation, and the Board must decide, through a process which excludes the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting. Any director may be removed at any time, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors. Vacancies and newly created directorships resulting from any increase in the Company’s authorized number of directors may be filled by the majority vote of the Company’s remaining directors in office, or by the sole remaining director, or if there are no directors in office, then an election of directors may be held in the manner provided by statute.
Stockholder Meetings. Under the Bylaws, special meetings of the Company’s stockholders may be called by the Company’s chairman, the Company’s chief executive officers, the Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), or holders of at least ten percent (10%) of the common stock.
Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.
Delaware Anti-takeover Law. The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock.